Exhibit 99.1

Qudian Inc. Reports Fourth Quarter and Full Year 2022 Unaudited Financial Results

XIAMEN, China, February 21, 2023/PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company in China, today announced its unaudited financial results for the quarter and full year ended December 31, 2022.

Fourth Quarter 2022 Operational Highlights:

●	As a result of the Company’s previously announced decision to cease new credit offerings after September 6, 2022, there was no outstanding loan balance[1] from the loan book business as of December 31, 2022. In addition, the Company did not facilitate any credit transactions in the fourth quarter of 2022.

[1] Includes (i) off and on balance sheet loans directly or indirectly funded by our institutional funding partners or our own capital, net of cumulative write-offs and (ii) does not include auto loans from Dabai Auto business.

Fourth Quarter 2022 Financial Highlights:

●	Total revenues were RMB160.1 million (US$23.2 million), compared to RMB378.9 million for the same period of last year

●	Net income attributable to Qudian’s shareholders was RMB490.1 million (US$71.1 million), compared to net loss of RMB65.1 million for the same period of last year; net income per diluted ADS was RMB2.07 (US$0.30) for the fourth quarter of 2022

●	Non-GAAP net income attributable to Qudian’s shareholders was RMB493.3 million (US$71.5 million), compared to net loss of RMB59.3 million for the same period of last year. We exclude share-based compensation expenses and convertible bonds buyback income from our non-GAAP measures. Non-GAAP net income per diluted ADS was RMB2.08 (US$0.30) for the fourth quarter of 2022

Full Year 2022 Financial Highlights:

●	Total revenues were RMB577.5 million (US$83.7 million) for 2022, representing a decrease of 65.1% from 2021, primarily due to the decrease in the amount of credit transactions

●	Net loss attributable to Qudian’s shareholders was RMB362.0 million (US$52.5 million), compared to an income of RMB589.1 million in 2021; net loss per diluted ADS was RMB1.47 (US$0.21) for 2022

●	Non-GAAP net loss attributable to Qudian’s shareholders was RMB347.9 million (US$50.4 million), compared to an income of RMB612.4 million in 2021; non-GAAP net loss per diluted ADS was RMB1.41 (US$0.21) for 2022

“Macro headwinds and COVID disruptions created challenging business conditions in 2022. In this volatile environment, we prudently implemented our operating strategy while maintaining a healthy balance sheet by pursuing efficient cash management. We continued in the fourth quarter to execute our business transition, with the winding down of our loan book business to its final stage,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “As we enter 2023, we remain agile, navigating market dynamics and capitalizing on new business opportunities, including those overseas, committed, as always, to building long-term value for our shareholders.”

Fourth Quarter Financial Results

Total revenues were RMB160.1 million (US$23.2 million), representing a decrease of 57.8% from RMB378.9 million for the fourth quarter of 2021.

Financing income totaled RMB29.3 million (US$4.2 million), representing a decrease of 90.1% from RMB296.4 million for the fourth quarter of 2021, as a result of the decrease in the average on-balance sheet loan balance.

Loan facilitation income and other related income decreased by 50.2% to RMB4.9 million (US$0.7 million) from RMB9.9 million for the fourth quarter of 2021, as a result of the wind down of off-balance sheet loans during this quarter.

Transaction services fee and other related income increased to RMB102.6 million (US$14.9 million) from RMB41.6 million for the fourth quarter of 2021, primarily due to the change in estimate for variable consideration for the transactions facilitated in the past years.

Sales income and others increased to RMB19.3 million (US$2.8 million), which was mostly attributable to sales income generated by QD Food, compared with RMB7.2 million for the fourth quarter of 2021, which was mainly attributable to sales income generated by the Wanlimu Kids. We have wound down the QD Food business.

Total operating costs and expenses decreased to RMB108.8 million (US$15.8 million) from RMB387.8 million for the fourth quarter of 2021.

Cost of revenues increased by 92.4% to RMB73.7 million (US$10.7 million) from RMB38.3 million for the fourth quarter of 2021, primarily due to the inventory clearance relating to QD Food.

Sales and marketing expenses decreased by 33.4% to RMB18.5 million (US$2.7 million) from RMB27.8 million for the fourth quarter of 2021, primarily due to the winding down of the WLM Kids business.

General and administrative expenses decreased by 38.3% to RMB67.8 million (US$9.8 million) from RMB109.8 million for the fourth quarter of 2021, primarily due to the winding down of the WLM Kids business.

Research and development expenses decreased by 88.9% to RMB2.5 million (US$0.4 million) from RMB22.8 million for the fourth quarter of 2021, as a result of the decrease in staff head count, which led to a corresponding decrease in staff salaries and a decrease in third-party service fees.

Provision for receivables and other assets was a reversal of RMB140.7 million (US$20.4 million) for the fourth quarter of 2022, mainly due to the decrease in past-due on-balance sheet outstanding principal receivables.

Impairment loss from long-lived assets was RMB104.0 million (US$15.1 million) for the fourth quarter of 2022, as a result of the winding down of the WLM Kids business and QD Food business.

Income from operations was RMB66.1 million (US$9.6 million), compared to RMB47.8 million for the fourth quarter of 2021.

Net income attributable to Qudian’s shareholders was RMB490.1 million (US$71.1 million). Net income per diluted ADS was RMB2.07 (US$0.30).

Non-GAAP net income attributable to Qudian’s shareholders was RMB493.3 million (US$71.5 million). Non-GAAP net income per diluted ADS was RMB2.08 (US$0.30).

Full Year 2022 Financial Results

Total revenues were RMB577.5 million (US$83.7 million), a decrease of 65.1% from RMB1,654.0 million for 2021.

Financing income totaled RMB308.7 million (US$44.8 million), a decrease of 75.4% from RMB1,255.5 million for 2021, as a result of the decrease in the average on-balance sheet loan balance to zero as of the end of 2022.

Loan facilitation income and other related income decreased by 56.7% to RMB18.8 million (US$2.7 million) from RMB43.5 million for 2021, as a result of the wind down of off-balance sheet transactions.

Transaction services fee and other related income was RMB113.8 million (US$16.5 million), compared to RMB151.7 million for 2021, primarily due to the change in estimate for variable consideration for the transactions facilitated in the past years.

Sales income and others decreased by 17.9% to RMB82.6 million (US$12.0 million) from RMB100.7 million for 2021, mainly due to the winding down of the Wanlimu e-commerce platform, partially offset by sales relating to QD Food.

Total operating costs and expenses increased by 16.1% to RMB944.2 million (US$136.9 million) from RMB813.6 million for 2021.

Cost of revenues increased by 28.2% to RMB383.1 million (US$55.5 million) from RMB298.7 million for 2021, primarily due to the increase in the cost of goods sold relating to QD Food.

Sales and marketing expenses increased by 113.2% to RMB271.6 million (US$39.4 million) from RMB127.4 million for 2021. The increase was primarily due to marketing expenses incurred by QD Food.

General and administrative expenses decreased by 35.2% to RMB287.5 million (US$41.7 million) from RMB443.3 million for 2021, primarily due to the winding down of the WLM Kids business.

Research and development expenses decreased by 58.7% to RMB58.3 million (US$8.4 million) from RMB141.3 million for 2021. The decrease was primarily due to the decrease in staff head count, which led to a corresponding decrease in staff salaries and a decrease in third-party service fees.

Provision for receivables and other assets was a reversal of RMB221.1 million (US$32.1 million) for 2022, mainly due to the decrease in past-due on-balance sheet outstanding principal receivables.

Impairment loss from long-lived assets was RMB268.9 million (US$39.0 million) for 2022, as a result of the winding down of the WLM Kids business and QD Food.

Loss from operations was RMB329.5 million (US$47.8 million) compared to an income of RMB922.7 million for 2021.

Net loss attributable to Qudian’s shareholders was RMB362.0 million (US$52.5 million), compared to an income of RMB589.1 million. Net loss per diluted ADS was RMB1.47 (US$0.21) for 2022.

Non-GAAP net loss attributable to Qudian’s shareholders was RMB347.9 million (US$50.4 million), compared to an income of RMB612.4 million. Non-GAAP net loss per diluted ADS was RMB1.41 (US$0.21) for 2022.

Cash Flow

As of December 31, 2022, the Company had cash and cash equivalents of RMB3,502.0 million (US$507.7 million) and restricted cash of RMB70.7 million (US$10.3 million). Restricted cash mainly represents security deposits held in designated bank accounts for the guarantee of on-and-off balance sheet transactions. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the fourth quarter of 2022, net cash provided by operating activities was RMB83.3 million (US$12.1 million), mainly due to proceeds from interest and investment income. Net cash provided by investing activities was RMB332.3 million (US$48.2 million), mainly due to the net proceeds from the collection of loan principal. Net cash used in financing activities was RMB51.5 million (US$7.5 million), mainly due to the repurchase of ordinary shares.

For the full year of 2022, net cash used in operating activities was RMB184.5 million (US$26.7 million), mainly due to payments made to suppliers and employees and partially offset by cash received from investment income. Net cash provided by investing activities was RMB2,330.2 million (US$337.8 million), mainly due to the net proceeds from the collection of loan principal. Net cash used in financing activities was RMB835.0 million (US$121.1 million), mainly due to the repurchases of ordinary shares and convertible senior notes.

Update on Share Repurchase

As of the date of this release, the Company has cumulatively completed total share repurchases of approximately US$602.1 million.

About Qudian Inc.

Qudian Inc. ("Qudian") is a consumer-oriented technology company in China. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative consumer products and services to satisfy Chinese consumers' fundamental and daily needs by leveraging its technology capabilities.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP net income/loss attributable to Qudian’s shareholders, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges, and convertible bonds buyback income, which is non-cash and non-recurring. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP net income/loss attributable to Qudian’s shareholders is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss /income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its products; Qudian's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended December 31,
	2021	2022
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Revenues:
Financing income	296,443	29,276	4,245
Sales commission fee	7,545	-	-
Sales income and others	7,158	19,305	2,799
Penalty fee	16,178	3,966	575
Loan facilitation income and other related income	9,925	4,942	717
Transaction services fee and other related income	41,638	102,580	14,873

Total revenues	378,887	160,069	23,209

Operating cost and expenses:
Cost of revenues	(38,272)	(73,653)	(10,679)
Sales and marketing	(27,799)	(18,520)	(2,685)
General and administrative	(109,793)	(67,764)	(9,825)
Research and development	(22,798)	(2,538)	(368)
Changes in guarantee liabilities and risk assurance liabilities(1)	38,826	16,857	2,444
Provision for receivables and other assets	(71,544)	140,726	20,403
Impairment loss from long-lived assets	(156,394)	(103,950)	(15,071)

Total operating cost and expenses	(387,774)	(108,842)	(15,781)
Other operating income	56,728	14,858	2,154

Income from operations	47,841	66,085	9,582
Interest and investment income, net	149,352	224,055	32,485
(Loss)/Gain from equity method investments	(221,798)	12,839	1,861
Gain on derivative instruments	17,375	262,049	37,994
Foreign exchange gain/(loss), net	78	(1,639)	(238)
Other income	20	254	37
Other expenses	(3,355)	-	-

Net (loss)/income before income taxes	(10,487)	563,643	81,721
Income tax expenses	(55,503)	(73,540)	(10,662)

Net (loss)/Income	(65,990)	490,103	71,059
Less: net loss attributable to non-controlling interest shareholders	(927)	-	-

Net (loss)/income attributable to Qudian Inc.’s shareholders	(65,063)	490,103	71,059

Loss/(Earning) per share for Class A and Class B ordinary shares:
Basic	(0.26)	2.07	0.30
Diluted	(0.26)	2.07	0.30

Loss/(Earning) per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	(0.26)	2.07	0.30
Diluted	(0.26)	2.07	0.30

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	253,682,383	236,955,750	236,955,750
Diluted	265,107,010	236,955,750	236,955,750

Other comprehensive loss:
Foreign currency translation adjustment	(2,517)	(23,059)	(3,343)

Total comprehensive (loss)/income	(68,507)	467,044	67,716
Less: total comprehensive loss attributable to non-controlling interest shareholders	(927)	-	-

Total comprehensive (loss)/income attributable to Qudian Inc.’s shareholders	(67,580)	467,044	67,716

Note：
(1):The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,"Derivative",  and the change in risk assurance liabilities accounted in accordance with ASC 450, "Contingencies" and ASC 460, "Guarantees".

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Year ended December 31,
	2021	2022
(In thousands except for number	(Audited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Revenues:
Financing income	1,255,488	308,717	44,760
Sales commission fee	35,411	115	17
Sales income and others	100,668	82,616	11,978
Penalty fee	67,316	53,445	7,749
Loan facilitation income and other related income	43,466	18,809	2,727
Transaction services fee and other related income	151,694	113,790	16,498
Total revenues	1,654,043	577,492	83,729

Operating cost and expenses:
Cost of revenues	(298,726)	(383,091)	(55,543)
Sales and marketing	(127,376)	(271,611)	(39,380)
General and administrative	(443,276)	(287,457)	(41,677)
Research and development	(141,264)	(58,275)	(8,449)
Changes in guarantee liabilities and risk assurance liabilities(1)	201,602	103,991	15,077
Provision for receivables and other assets	151,817	221,121	32,060
Impairment loss from long-lived assets	(156,394)	(268,927)	(38,991)
Total operating cost and expenses	(813,617)	(944,249)	(136,903)
Other operating income	82,273	37,255	5,401

Income/(Loss) from operations	922,699	(329,502)	(47,773)
Interest and investment income, net	129,456	112,816	16,357
(Loss)/Gain from equity method investments	(221,798)	13,998	2,030
Gain/(Loss) on derivative instruments	17,375	(70,420)	(10,210)
Foreign exchange (loss)/gain, net	(51)	250	36
Other income	5,213	19,833	2,876
Other expenses	(6,485)	(16,599)	(2,407)

Net income/(loss) before income taxes	846,409	(269,624)	(39,091)
Income tax expenses	(260,482)	(92,428)	(13,401)

Net income/(loss)	585,927	(362,052)	(52,492)
Less: net loss attributable to non-controlling interest shareholders	(3,147)	(88)	(13)

Net income/(loss) attributable to Qudian Inc.’s shareholders	589,074	(361,964)	(52,479)

Earning/(loss) per share for Class A and Class B ordinary shares:
Basic	2.32	(1.47)	(0.21)
Diluted	2.27	(1.47)	(0.21)

Earning/(loss) per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	2.32	(1.47)	(0.21)
Diluted	2.27	(1.47)	(0.21)

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	253,438,807	246,043,086	246,043,086
Diluted	266,292,869	246,043,086	246,043,086

Other comprehensive (loss)/income:
Foreign currency translation adjustment	(7,577)	13,037	1,890

Total comprehensive income/(loss)	578,350	(349,015)	(50,602)
Less: total comprehensive loss attributable to non-controlling interest shareholders	(3,147)	(88)	(13)

Total comprehensive income/(loss) attributable to Qudian Inc.’s shareholders	581,497	(348,927)	(50,589)

Note：
(1):The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,"Derivative",  and the change in risk assurance liabilities accounted in accordance with ASC 450, "Contingencies" and ASC 460, "Guarantees".

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of December 31,
	2021	2022
(In thousands except for number	(Audited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,065,495	3,502,041	507,748
Restricted cash	177,925	70,707	10,252
Derivative instruments-assets	17,376	-	-
Short-term investments	5,926,601	5,378,305	779,781
Short-term loan principal and financing service fee receivables	2,371,966	-	-
Short-term finance lease receivables	31,462	1,381	200
Short-term contract assets	27,965	-	-
Other current assets	1,599,300	2,106,092	305,355
Total current assets	12,218,090	11,058,526	1,603,336

Non-current assets:
Long-term finance lease receivables	399	-	-
Operating lease right-of-use assets	300,607	103,142	14,954
Investment in equity method investee	85,582	133,058	19,292
Long-term investments	286,065	217,046	31,469
Property and equipment, net	659,101	773,886	112,203
Intangible assets	11,012	9,701	1,406
Long-term contract assets	31	-	-
Deferred tax assets, net	87,286	-	-
Other non-current assets	442,952	451,076	65,400
Total non-current assets	1,873,035	1,687,909	244,724

TOTAL ASSETS	14,091,125	12,746,435	1,848,060

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets (Continued)

	As of December 31,	As of December 31,
	2021	2022
(In thousands except for number	(Audited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	-	29,062	4,214
Short-term lease liabilities	37,470	6,311	915
Derivative instruments-liability	-	163,128	23,651
Accrued expenses and other current liabilities	376,868	295,675	42,869
Guarantee liabilities and risk assurance liabilities(2)	886	-	-
Income tax payable	78,294	90,753	13,158
Total current liabilities	493,518	584,929	84,807

Non-current liabilities:
Deferred tax liabilities, net	68,543	2,118	307
Convertible senior notes	681,401	-	-
Long-term lease liabilities	168,800	426	62
Long-term borrowings and interest payables	145,312	116,249	16,855
Other non-current liabilities	10,012	-	-
Total non-current liabilities	1,074,068	118,793	17,224
Total liabilities	1,567,586	703,722	102,031

Shareholders’ equity:
Class A Ordinary shares	132	132	19
Class B Ordinary shares	44	44	6
Treasury shares	(346,321)	(481,582)	(69,823)
Additional paid-in capital	4,017,375	4,030,825	584,415
Accumulated other comprehensive loss	(58,997)	(45,960)	(6,664)
Non-controlling interests	6,853	-	-
Retained earnings	8,904,453	8,539,254	1,238,076

Total shareholders’ equity	12,523,539	12,042,713	1,746,029

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,091,125	12,746,435	1,848,060

Note:
(2) The amount includes the balance of the guarantee liabilities accounted in accordance with ASC 815,"Derivative", and the balance of risk assurance liabilities accounted in accordance with ASC 450, "Contingencies" and ASC 460, "Guarantees".

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended December 31,
	2021	2022
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net (loss)/income attributable to Qudian Inc.’s shareholders	(65,063)	490,103	71,059
Add: Share-based compensation expenses	5,747	3,376	489
Less: Convertible bonds buyback income	(36)	184	27
Non-GAAP net income/(loss) attributable to Qudian Inc.’s shareholders	(59,280)	493,295	71,521

Non-GAAP net (loss)/earning per share—basic	(0.23)	2.08	0.30
Non-GAAP net (loss)/earning per share—diluted	(0.23)	2.08	0.30
Weighted average shares outstanding—basic	253,682,383	236,955,750	236,955,750
Weighted average shares outstanding—diluted	265,107,010	236,955,750	236,955,750

	Year ended December 31,
	2021	2022
(In thousands except for number	(Audited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net income/(loss) attributable to Qudian Inc.’s shareholders	589,074	(361,964)	(52,479)
Add: Share-based compensation expenses	35,349	24,054	3,488
Less: Convertible bonds buyback income	12,046	10,028	1,454
Non-GAAP net income/(loss) attributable to Qudian Inc.’s shareholders	612,377	(347,938)	(50,446)

Non-GAAP net earning/(loss) per share—basic	2.42	(1.41)	(0.21)
Non-GAAP net earning/(loss) per share—diluted	2.36	(1.41)	(0.21)
Weighted average shares outstanding—basic	253,438,807	246,043,086	246,043,086
Weighted average shares outstanding—diluted	266,292,869	246,043,086	246,043,086